

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Neal West
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corp.
27422 Portola Parkway, Suite 200
Foothill Ranch , California 92610-2831

> **Re: Kaiser Aluminum Corp**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the quarter ended June 30, 2022**
> **Response letter dated September 28, 2022**
> **File No. 1-09447**

Dear Neal West:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing